EntrepreneurShares Series Trust
175 Federal Street, Suite 875
 Boston, MA 02210

c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

March 3, 2016

Mr. Jeff Long
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

VIA EDGAR TRANSMISSION

Re: EntrepreneurShares Series Trust (the “Trust”)

Dear Mr. Long:

This correspondence is being filed in response to your oral comments, which represent the comments of the Staff of the Securities and Exchange Commission, provided to David Cragg of the Trust on February 11, 2016 regarding the Trust’s periodic filings.  For your convenience, the comments are included in bold typeface immediately followed by the Trust’s responses.

1. The Staff notes that in connection with the periodic annual and semi-annual filings (and related shareholder letter) made by the Trust, the Trust is required to discuss factors that materially affect investment performance. Items discussed in the shareholder letter must reflect what is stated in subsequent pages of the annual/semi-annual report. Future shareholder letters and annual and semi-annual filings will generally provide a more in depth discussion of factors that materially affect performance, including, without limitation, market conditions for the period and a discussion of the factors which materially affected the performance of each fund versus the relevant benchmark for that fund.

2. The Staff notes that the EntrepreneurShares Global Fund (the “Global Fund”) reported that under 40% of its net assets were invested in non-US companies.  The Prospectus for the Global Fund states that “ Under normal market conditions, the Fund will invest at least 40% of its net assets (plus any borrowing for investment purposes) in equity securities of companies domiciled or headquartered outside of the United States, or whose primary business activities or principal trading markets are located outside of the United States (“foreign companies”), unless the portfolio manager deems market conditions and/or company valuations to be less favorable to foreign companies, in which case, the Fund will invest at least 30% of its total assets in foreign companies.”  The portfolio manager determined that, for the period, market conditions and/or company valuations were less favorable to foreign companies and as a result less than 40% of the Global Fund’s assets were invested in foreign companies. The portfolio manager does expect that, as market conditions normalize, the proportion of foreign company investment will return to 40%. Future shareholder letters and annual and semi-annual filings will appropriately disclose such investment proportion.

If you have any additional questions or require further information, please contact David Cragg at 612-360-9276 or dcragg@ershares.com.

Sincerely,

/s/ Joel Shulman